INVISA, INC.
209 Cocoanut Street, Suite 1A
Sarasota, FL, 34236

December 14. 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, DC 20549
Attention: Katlin Tillan

Re:	Invisa, Inc. (the “Company”) Application for Withdrawal of Registration Statement on Form SB-2 File No. 333-128918

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, the Company hereby applies for the immediate withdrawal of its Registration Statement on Form SB-2 (File No. 333-128918), including all amendments and exhibits thereto (the “Registration Statement”). The Registration Statement was filed with the Securities and Exchange Commission (the “Commission”) on October 11, 2005, and amended on February 6,2006, April 27, 2006 and August 10, 2007, and has not been declared effective.

The Company applies for the withdrawal of the Registration Statement because of current circumstances related to the Company and the market conditions. The Company hereby confirms that no securities were issued or sold pursuant to the Registration Statement.

If you have any questions with respect to this matter, please contact me at (801) 362-0234.

Very truly yours,

INVISA, INC.

By: /s/ Edmund C. King
Edmund C. King
President